Exhibit 99.1

Scage Future Announces Effective Date for ADS Ratio Change

Nanjing, China, October 22, 2026 /PRNewswire/ -- Scage Future (“Scage Future” or the “Company”) (Nasdaq: SCAG), a provider of new energy and zero-emission heavy-duty commercial vehicles and e-fuel solutions, today announced the effective date and new CUSIP number for the previously announced change in the ratio of its American Depositary Shares (“ADSs”) to its ordinary shares (the “ADS Ratio”), from the current ADS Ratio of one (1) ADS to one (1) ordinary share to a new ADS Ratio of one (1) ADS to fifteen (15) ordinary shares (the “ADS Ratio Change”). The ADS Ratio Change will be effective on October 27, 2026 (the “Effective Date”).

For Scage Future’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-fifteen reverse ADS split. On the Effective Date, holders of ADSs will be entitled to receive one (1) new ADS for every fifteen (15) existing ADSs then held, and the exchange will occur automatically, with the then-held ADSs being cancelled and new ADSs being issued by Citibank, N.A., as the depositary bank for the Company’s ADS program (the “Depositary Bank”). Holders of ADSs will not be required to take any action in connection with the ADS Ratio Change.

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary Bank, and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the Depositary Bank.

The change in the ADS Ratio will have no impact on Scage Future’s underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with the change in the ADS Ratio. Scage Future’s ADSs will continue to be traded on the Nasdaq Global Market under the symbol “SCAG.” In connection with the ADS Ratio Change, the CUSIP number for the ADSs will change from 80590A105 to a new CUSIP number of 80590A204, effective as of the Effective Date.

As a result of the change in the ADS Ratio, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the change in the ADS Ratio will be equal to or greater than fifteen times the ADS trading price before the change.

About Scage Future

Scage Future is a leading zero-emission technology provider in China, dedicated to decarbonizing global commercial transportation through its portfolio of advanced heavy-duty NEV trucks and innovative e-fuel systems. Through strategic partnerships with top-tier vehicle manufacturers and a strong quality control framework, the Company delivers intelligent, high-performance NEVs addressing the transport needs across logistics, mining and port operations. The Company has a proven track record in the design, production, and testing of next-generation heavy-duty NEVs, including the Dragon II plug-in hybrid dump truck, Galaxy II plug-in hybrid truck, and autonomous tractor trailer.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the completion of the ADS Ratio Change on the Effective Date, the anticipated effects of the ADS Ratio Change on the trading price of the Company’s ADSs, and the Company’s expectations regarding the treatment of fractional ADS entitlements and the exchange of existing ADSs for new ADSs. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequently occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Scage Future

Investor Relations

Emily Wang

Head of Investor Relations

Email: scageIR@scagefd.com